Exhibit 99.7
DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
The New York Stock Exchange, Inc.
Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA
Transmitted by facsimile to : 212 656 5893
Number of pages : 1
Paris, 13th of October 2006
Re: Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 22,295,684 of its ordinary shares, nominal value 2.50 euros per share, during the three-month period ending September 30, 2006, through trades executed at the Paris Stock Exchange. Furthermore, TOTAL S.A. cancelled 47,020,000 of its ordinary shares on July 18, 2006. Before these operations, TOTAL S.A. held 73,987,693 shares in its treasury. In addition, on September 30, 2006, 100,331,268 shares were held by various subsidiaries. As a result, Total held an aggregate of 149,594,645 of its ordinary shares at this date.
Very truly yours,
C. PARIS de BOLLARDIERE
Treasurer